UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
66753

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2021__ AND ENDING __12/31/2021__

                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: WoodRock Securities, L.P.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4265 San Felipe, Suite 600

(No. and Street)

Houston	Texas	77027
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John P. Dennis, III	713-654-0912	jdennis@woodrock.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Harper & Pearson Company, P.C.

(Name – If individual, state last, first, and middle name)

One Riverway, Suite 1900	Houston	Texas	77056
(Address)	(City)	(State)	(Zip Code)
10/14/2003		431	
(Date of Registration with PCAOB)(If applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John P. Dennis, III _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _WoodRock Securities, L.P_____, as of _December 31_____, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



SANDRA GAIL SMITH
Notary Public, State of Texas
Comm. Expires 01-25-2026
Notary ID 5990127

Notary Public

Signature:

Title: Designated Principal

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

WOODROCK SECURITIES, L.P.

FINANCIAL STATEMENTS

DECEMBER 31, 2021

C O N T E N T S

HARPER | PEARSON

One Riverway Drive, Ste. 1900
Houston, Texas 77056
Office 713.622.2310
Fax 713.622.5613

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of
WoodRock Securities, L.P.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of WoodRock Securities, L.P. as of December 31, 2021, the related statements of income, changes in partners' capital, changes in subordinated borrowings, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of WoodRock Securities, L.P. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of WoodRock Securities, L.P.'s management. Our responsibility is to express an opinion on WoodRock Securities, L.P.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to WoodRock Securities, L.P. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control of Securities Under Rule 15c3-3 of the Securities Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of WoodRock Securities, L.P.'s financial statements. The supplemental information is the responsibility of WoodRock Securities, L.P.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Harper & Pearson Company, P.C.

HARPER & PEARSON COMPANY, P.C.

We have served as WoodRock Securities, L.P.'s auditor since 2006.
Houston, Texas
March 2, 2022

harperpearson.com

ASSETS

Cash and cash equivalents	$	699,536
Prepaid expenses - affiliate		1,409,764
Prepaid expenses		35,880
TOTAL ASSETS	$	2,145,180

LIABILITIES AND PARTNERS' CAPITAL

Accounts Payable	$	5,938
Commissions payable		459,686
Accrued Expenses		21,804
TOTAL LIABILITIES		487,428
Partners' capital		1,657,752
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	2,145,180

WOODROCK SECURITIES, L.P.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2021

Commissions, underwriting and other revenues	$ 6,587,254
Management fee and administrative expense	2,030,304
Commissions and affiliate expense	1,893,913
Total expense	3,924,217
Net Income	$ 2,663,037

The accompanying notes are an integral part of the financial statements.

STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2021

	Limited Partners		General Partner	
	Texas Capital Bancshares, Inc	WoodRock, LLC	WoodRock Holdings GP LLC	Total
Balance, December 31, 2020	$ 920,189	$ 438,676	$ 25,297	$ 1,384,162
Contributions	163,553			163,553
Distributions	-	(2,553,000)	-	(2,553,000)
Net income	20,330	2,616,077	26,630	2,663,037
Acquisition of partner interest	(1,104,072)	1,104,072	-	-
Balance, December 31, 2021	$ -	$ 1,605,825	$ 51,927	$ 1,657,752

WOODROCK SECURITIES, L.P.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2021

Suborinated borrowings at December 31, 2020	$ 7,500,000
Decrease	
Revolving Line of Credit, net	(7,500,000)
Subordinated borrowings at December 31, 2021	$ -

CASH FLOWS FROM OPERATING ACTIVITIES	
Cash received from customers	$ 6,587,254
Cash paid for management fee and administrative expense	(2,291,089)
Commissions paid to affiliate	(1,460,575)
Net cash provided by operating activities	2,835,590
CASH FLOWS FROM FINANCING ACTIVITIES	
Borrowings on the line of credit	34,250,000
Payments on the line of credit	(41,750,000)
Contributions	163,553
Partners' Distributions	(2,553,000)
Net cash used by financing activities	(9,889,447)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(7,053,857)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	7,753,393
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 699,536
RECONCILIATION OF NET INCOME TO NET CASH	
PROVIDED BY OPERATING ACTIVITIES	
Net income	$ 2,663,037
Change in operating assets and liabilities:	
Increase in prepaid expense - affiliate	(225,290)
Increase in prepaid expenses	(9,643)
Increase in accounts payable	5,938
Increase in commission payable	433,338
Decrease in accrued expenses	(31,790)
Net cash provided by operating activities	$ 2,835,590

NOTE A   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business – WoodRock Securities, L.P. (a Texas limited partnership) ("the Partnership") maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP). Accounting principles followed by the Partnership and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

The Partnership is located in Houston, Texas, and is a private investment banking firm. Accordingly, the Partnership has claimed an exemption from the Securities and Exchange Commission's (SEC) Rule 15c3-3 under section (K)(2)(ii). The Partnership is registered as a Broker-Dealer with the SEC, and a member of the Financial Industry Regulatory Authority (FINRA).

Statement Presentation – The unclassified statement of financial condition is presented in accordance with industry standards.

Estimates – The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Partnership considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Income Taxes – The Partnership's income, losses, and tax credits will be included in the income tax returns of the Partners. Accordingly, the Partnership does not record a provision for Federal income taxes. The Partnership records Texas margin taxes if owed. Texas margin taxes recorded for the year ended December 31, 2021 were $21,804.

The Partnership believes that all significant tax positions utilized by the Partnership will more likely than not be sustained upon examination. As of December, 31, 2021, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2018 forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expense in the statement of income.

Revenue Recognition – Investment banking, commission and underwriting fees from securities related transactions are recognized when transactions close or at settlement date and receivables are recorded at this time. Retainer fees are recorded and recognized as revenue in accordance with the terms contained in the Partnership's written engagement agreements.

Management deems no allowance necessary for receivables as the deal terms are agreed upon and no significant credit risk is deemed to be present. There were no outstanding receivables at December 31, 2021.

NOTE A   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (CONTINUED)

Revenue Recognition (Continued)

Related to underwriting services provided, whereby the Partnership receives a referral from its limited partner Texas Capital Bancshares, Inc. (TCB), 80% of all underwriting fees earned by the Partnership will be paid to TCB. During the year ended December 31, 2021 commission income of $2,307,765 was recorded in the statement of income related to this referral agreement. Revenues were composed of the following:

	2021
Investment Banking Fees	$ 3,186,865
Financial Advisory fee	902,500
Underwriting Income	2,307,765
Other Revenue	190,124
	$ 6,587,254

Subsequent Events– The Partnership has evaluated subsequent events through February 25, 2022, the date the financial statements were available to be issued. No subsequent events occurred which require adjustment or disclosure to the financial statements at December 31, 2021.

NOTE B   PARTNERSHIP AGREEMENT

The Partnership was formed October 28, 2003. The general partner of the Partnership is WoodRock Holdings GP LLC, and the initial limited partner was WoodRock, LLC. Effective November 6, 2015 Texas Capital Bancshares, Inc became a limited partner and obtained a 1% ownership interest from the initial limited partner. Effective October 1, 2021, the referral agreement between Texas Capital Bancshares, Inc. (TCB) was terminated. WoodRock, LLC acquired the partners' interest of TCB at that time. The general partner maintained its ownership interest of 1% and the limited partner has a 99% ownership interest.

All Partnership profits, losses and distributions are to be allocated to the partners in proportion to their respective percentage interests and in accordance with the Members Agreement between the parties.

NOTE C   MANAGEMENT AGREEMENT

The Partnership entered into a management agreement with WoodRock, LLC, a company related through common ownership, whereby WoodRock, LLC will provide administrative and operational services, facilities, furniture and pay all overhead expenses of the Partnership.

WoodRock, LLC received an incremental allocation service fee of $84,000 per month for the period January 1, 2021 through May 31, 2021 and $91,500 per month for the period June 1, 2021 through December 31, 2021. Service fees and expense allocations for 2021 totaled $1,060,500.

NOTE D   NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

NOTE D   NET CAPITAL REQUIREMENTS (CONTINUED)

At December 31, 2021, the Partnership had net capital of $212,108 and a net capital requirement of $100,000. The Partnership's ratio of aggregate indebtedness to net capital was 2.30 to 1 at December 31, 2021. The Securities Exchange Commission permits a ratio of aggregate indebtedness to net capital for the Partnership at this time of no greater than 15 to 1.

NOTE E   CONCENTRATIONS AND CREDIT RISK

Securities Investor Protection Corporation (SIPC) protects against the loss of cash and securities held by a customer at a financially-troubled SIPC-member brokerage firm. The limit of SIPC protection is $500,000 which includes a $250,000 limit for cash. The Partnership's bank balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. It is the Partnership's practice to utilize high net worth financial institutions to minimize its credit risk.

Generally, no collateral or other security is required to support receivable or advances to limited partners. For the year ended December 31, 2021, revenue from two customers represented 45% the Partnership's commission, underwriting, and other revenues.

NOTE F   SUBORDINATED BORROWINGS

The partnership did not have any borrowings under subordination agreements at December 31, 2021. The subordinated borrowings were from Texas Capital Bancshares, Inc., and were available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings were required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The line of credit was for a total of $15,000,000 and matured October 26, 2021. The line incurred interest at 2.0% and was payable on maturity of the line of credit advance, but could be prepaid at borrower's discretion. During 2021 the Partnership paid $153,903 in interest on the line of credit. The principal and interest under this Agreement were fully and irrevocably subordinate in right of payment and subject to the prior payment or provision for payment in full of all claims of all other present and future creditors of the Company that were not similarly subordinated. Cash advanced under the line of credit was to be used for underwriting activities. The line of credit was terminated on October 26, 2021 with FINRA and has not been renewed.

WOODROCK SECURITIES, L.P.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2021

NET CAPITAL	
Total partners' capital qualified for net capital	$ 1,657,752
Total capital and allowable subordinated liabilities	1,657,752
Deductions and/or charges	
Nonallowable assets:	
Prepaid expenses	35,880
Prepaid expenses - affiliate	1,409,764
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	212,108
Haircuts on securities	-
Net capital	$ 212,108
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 32,495
Minimum dollar net capital requirement	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Excess net capital	$ 112,108
Ratio: Aggregate indebtedness to net capital	2.30 to 1

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2021 and the corresponding unaudited filing of part IIA of the FOCUS Report/form X-17A-5 filed by WoodRock Securities, L.P.

WOODROCK SECURITIES, L.P.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2021

<u>Exemption Provisions</u>

The Partnership has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii), in which all transactions are cleared through another broker dealer on a fully disclosed basis.



HARPER | PEARSON

One Riverway Drive, Ste. 1900
Houston, Texas 77056
Office 713.622.2310
Fax 713.622.5613

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of
WoodRock Securities, L.P.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) WoodRock Securities, L.P. identified the following provisions of 17 C.F.R. §15c3-3(k) under which WoodRock Securities, L.P. claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(ii) (the exemption provisions) and (2) WoodRock Securities, L.P. stated that WoodRock Securities, L.P. met the identified exemption provisions throughout the most recent fiscal year without exception. WoodRock Securities, L.P.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about WoodRock Securities, L.P.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Harper & Pearson Company, P.C.

HARPER & PEARSON COMPANY, P.C.

Houston, Texas
March 2, 2022

harperpearson.com

WoodRock Securities, L.P.'s Exemption Report

WoodRock Securities, L.P. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. WoodRock Securities, L.P. claimed an exemption 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) for the fiscal year ended December 31, 2021.
2.
3. WoodRock Securities, L.P. met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year of January 1, 2021 to December 31, 2021, without exception.

WoodRock Securities, L.P.

I, John P. Dennis, III, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Signature

Designated Principal

Title

March 2, 2022